QUINTEC CORP.

Av. Vitacura 2670 Piso 15,

Las Condes, 7550098, Chile

Ms. Ransom

July 30, 2014

Re: Form S-1 File Number 333-195543

We respond to your letter June 10, 2014.  As part of this response we are also filing an amendment to our original S-1 which hopefully addresses all of the commission’s concerns.   We are filing the amendment with a redline for ease of review by the staff.  Our responses are dated in the same manner as the original comments from the commission.

1.      We have added the disclosures which have been requested.

2.      We have added this disclosure.

3.      We have quantified the amount of capital which we will require.

4.      We have quantified the cash amount and time we will require.

5.      We have quantified the cost.

6.      We have added an additional disclosure about the fact that we have indemnification provisions in our bylaws and articles.

7.      The Company has retained new legal counsel to advise it with respect to this response. A new opinion of counsel has been provided as Exhibit No. 5.1 to our Amendment No. 3 to the S-1 Registration Statement and the assumptions reference by the staff in the above Comment No. 7 have been deleted.

8.      The Company has retained new legal counsel to advise it with respect to this response. A new opinion of counsel has been provided as Exhibit No. 5.1 to our Amendment No. 3 to the S-1 Registration Statement and the limitations to our counsel’s opinion identified by the staff in the above Comment No. 8 are not included in said opinion.

Quintec Corp.

/s/ Walter Lee

Walter Lee, President